Exhibit 99.2

Elemental Altus Announces $12M in Payments from Ming Sale

Vancouver, British Columbia--(Newsfile Corp. - February 20, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or "the Company") announces that it expects to receive an initial US$12.1 million in cash and equity as a result of its secured creditor claim against Rambler Metals and Mining Limited in relation to the Company's Ming gold stream ("Ming stream").

Highlights

•	The initial US$12.1 million relating to the Ming stream contributes to ~US$20 million in one-off payments the Company expects to receive from across the portfolio in 2024-2025
•	This total of ~US$20 million in one-off payments are in addition to the Company's upcoming 2024 royalty revenue guidance, which is expected to represent material growth from 2023
•	Elemental Altus received an initial US$2.3 million (A$3.5 million) in shares of Firefly Metals Ltd ("Firefly") (ASX: FFM) in February 2024
•	The Company will receive a further US$9.8 million (A$15 million) split equally between cash and equity in April 2025
•	Including US$0.5m in stream revenue received, the Company expects a minimum total return of US$12.6 million from the Ming Stream, compared to the 2022 acquisition for US$11 million
o	A further US$0.9 million (C$1.2 million) has been held back subject to final determinations, with any remaining balance to be paid to Elemental Altus in cash

Frederick Bell, CEO of Elemental Altus commented:

"The conclusion of the process relating to the Ming stream delivers certainty moving forwards as well as material funds to redeploy in a gold sector that is trading at multi-year lows. The diversified nature of our portfolio combined with the downside protection structured into the stream means that we will receive more than our investment even in a higher-risk, higher-reward scenario where our original thesis did not play out.

Near term, Elemental Altus nowexpects to receive over US$60 million in combined Adjusted Revenue and milestone payments over 2024 and 2025. Combined with over US$10 million in cash and materially lower costs versus 2023, the Company is in the strongest financial position it has been in at a time when funding to the mining sector is near to cyclical lows.

We look forward to releasing our 2024 guidance, which we expect to be another consecutive record, with higher revenue expected in particular from Ballarat and Bonikro as well as maiden production from Diba."

Ming Payments

Following a formal Sales and Investment Solicitation Process ("SISP") relating to Rambler Metals and Mining Limited, the Supreme Court of Newfoundland and Labrador approved a bid from Firefly to acquire the Rambler Group for a total consideration of up to A$65 million on 11 September 2023.

The Company had the right to submit a secured claim against the total consideration being paid alongside other secured creditors. Following shareholder approval and completion of the acquisition by Firefly, the Company has now received an initial approximately A$3.5 million in Firefly shares with a further A$7.5 million in cash and A$7.5 million in equity, based on the volume weighted average price at the time, to be received in April 2025.

There is a further amount of up to C$1.2 million potentially receivable, which has been held back subject to determination of final claims. The Company expects this to occur in the coming months and any balance due to Elemental Altus will be received in cash as this process concludes.

On behalf of Elemental Altus Royalties Corp.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 243 6511 (ext. 2700)

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact 604-653-9464.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is a revenue generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties, as well as generating royalties on new discoveries. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Neither the TSX Venture Exchange (the "TSX-V") nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this press release. The appointment of the new directors to the Board is subject to the approval of the TSX-V.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. Forward-looking statements and information include, but are not limited to, statements regarding the Company strengthening its position and the ability to pursue and effect opportunities to grow the Company, the ability of the Company to identify the best opportunities in an efficient manner, and the Company's ability to add value for shareholders. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of the Company for the year ended December 31, 2022. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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